Exhibit 99.29

NEWS RELEASE

ALLIED GOLD ANNOUNCES PRELIMINARY 2024 Fourth Quarter OPERATING RESULTS ACHIEVING RECORD QUARTERLY PRODUCTION

TORONTO, ON – January 22, 2025 – Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) ("Allied" or the "Company") herein provides its preliminary operating results for the fourth quarter ending December 31st, 2024.

Operational Highlights

•	Q4 Gold Production: The Company produced 99,632 ounces of gold in Q4, well in line with previously issued production guidance of 98,000 to 102,000 ounces. This result is consistent with Allied’s previous outlook and guidance that annual production from its producing mines is expected to be 375,000 to 400,000 ounces of gold, with production this quarter supporting that annualized production range.

•	Record Quarterly Output: Fourth quarter production represents a 16% increase over the average production of the three previous quarters in 2024 and is the highest quarterly production achieved to date by the Company.

•	Key Contributors:

o	Sadiola Mine: At Sadiola, increased production of 54,210 ounces was driven by a full quarter of production from Korali oxide ore of approximately 48,000 ounces. The Company has previously indicated that Korali is an interim step pending the completion of the first phase expansion at Sadiola to achieve consistent annual production of 200,000 to 230,000 ounces.

o	Côte d’Ivoire (CDI) Complex: At the CDI Complex, total production was 45,422 ounces, continuing the solid performance of the third quarter and bolstered by the strong production of Agbaou’s 25,163 ounces during the quarter.

•	Costs Trending Down: Pro-Forma All-in Sustaining Costs (“AISC”)(1) for the quarter are improved from AISC(1) for the third quarter. AISC(1) is expected to be not more than $1,780 per gold ounce sold pro forma to gold sales from Korali produced in the fourth quarter and sold after the year-end. As the Company reports AISC(1) on an ounces sold basis, rather than ounces produced, costs will be shown on a pro-forma basis as the inventory of ounces produced from Korali was sold subsequent to the end of the year due to certain administrative delays.

•	Strong Financial Position: The Company’s cash balances, including year-end cash and proceeds from Korali gold sales immediately following year-end, are expected to exceed $340 million. While these post-year-end sales increase overall cash, the Company notes that, for accounting purposes, a working capital deficit will have been recorded as of year-end. This is due to certain payables being deferred pending the sale of a significant inventory of Korali gold, which had accumulated by year-end and was sold subsequently.

•	Ongoing Growth Projects: The Kurmuk project construction and the Phase 1 expansion at Sadiola are progressing well and remain on time and on budget, while exploration activities continued to target mineral inventory increases across the portfolio. The Company is also in discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged with the prospects under evaluation and discussion and with the cooperativeness and engagement with in-country authorities.

Preliminary production results for the fourth quarter are provided in the table below:

	Q1-Q3 2024 Total	Q1-Q3 Average	Q4 2024
Sadiola (ounces)	139,252	46,417	54,210
CDI Complex (ounces)	119,207	39,736	45,422
Total Gold Production (ounces)	258,459	86,153	99,632

Detailed disclosure on a by-mine basis will be provided with the fourth quarter financial results on March 26th, and 2025 guidance and outlook will be released on February 20, 2025. Conference call details are provided below.

Asset Highlights

Allied continued advancing its growth strategy in the fourth quarter, laying the groundwork for transformational production growth and enhanced cash flows. These efforts include operational and administrative improvements, execution of the Company's financial strategy, and the advancement of the construction activities at the Kurmuk project and the Sadiola Phase 1 expansion.

Sadiola

For the three months ending December 31, 2024, Sadiola produced 54,210 ounces of gold, surpassing the average of 46,417 ounces produced during the preceding three quarters. Production in the fourth quarter included a significant contribution from the higher-grade Korali zone, demonstrating the significant production upside that high-grade oxides can provide to Sadiola. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining license, and it expects to provide an update on this upside in due course.

As of December 31, 48,000 ounces of gold produced from Korali oxide ore were in inventory at Sadiola and sold subsequent to year-end. Including those ounces, pro-forma Sadiola sales for the quarter were in excess of 62,000 ounces. Due to the timing of the sales of the Korali inventory, a working capital deficit will have been recorded as of year-end for accounting purposes. This is due to certain payables being deferred pending the sale of the Korali inventory.

The timing of sales of Korali gold resulted from necessary administrative processes related to establishing the operating company and transferring its mining license. Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code, the key formalities related to Korali have been completed.

As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz. At Korali, the impact is expected to exceed this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. However, Korali ore is also higher grade and well suited for processing through the Sadiola plant. Korali is a bridge to sustained higher production at better costs once the Phase 1 expansion is completed, as more particularly set forth below. Despite higher royalties relating to production from Korali, the Company was able to maximize production at overall better costs in the fourth quarter, relying on Korali ore. In aggregate, fourth quarter costs and gross margins at Sadiola improved compared to the third quarter due to the greater number of ounces produced, particularly from Korali. Going forward throughout 2025 and thereafter, contributions from Korali will decrease as new oxide ore sources at Sadiola are developed and mined, and as the first phase expansion ramps up, the result of which will be that production will stabilize at higher levels, and costs will decline quarter over quarter, reaching annual levels in 2025 and thereafter below costs in the fourth quarter.

As noted, Korali serves as a bridge between the current operations at Sadiola and the completion of the first phase expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well. The remaining investment for the first phase expansion is estimated at $55 million, and the project is expected to be completed by the fourth quarter of 2025.

Côte d’Ivoire Complex

Production from the CDI Complex was 45,422 ounces of gold during the three months ended December 31, 2024, compared to 39,736 ounces produced on average over the previous three quarters. At Bonikro, production of 20,259 ounces was in line with the plan, as higher grades were realized during the quarter due to the mine's sequencing. Improved plant throughput was achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

At Agbaou, higher grades and tonnage were mined from WP3 and NPB pits, with oxide contributions from Chapelle and Agbali pits. This resulted in a quarterly production of 25,163 ounces, representing a 43% increase compared to the average of the previous three quarters. This performance was supported by mining fleet performance optimization and the implementation of an integrated technical team supporting the CDI Complex. This highlights the flexibility of Allied's CDI operations in mining and processing ore and extracting value from various sources within the complex.

Kurmuk

At Kurmuk, earthworks at the plant terrace advanced during the quarter to near completion, while civil works and SMPP (structural, mechanical, plate, and piping) contractor mobilizations are in progress. Main camp construction, along with engineering and procurement activities, progressed well during the quarter, with the project remaining on track and on budget. As previously guided, capital expenditures for 2024 were approximately $100 million and below the original estimate for the year.

Other Developments

The Company is also in discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged with the prospects under evaluation and discussion, and with the cooperativeness and engagement with in-country authorities.

Upcoming Events

Allied will release its 2025 guidance and outlook before the market opens on Thursday, February 20, 2025, Eastern Standard Time (“EST”) and will convene a conference call and webcast to discuss them at 9:00 a.m. EST on the same day.

2025 Guidance and Outlook Conference Call

Toll-free dial-in number (Canada/US):	1-800-806-5484
Local dial-in number:	416-340-2217
Toll Free (UK):	00-80042228835
Participant passcode:	7392048#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	9855047#

The conference call replay will be available from 12:00 p.m. EST on February 20, 2025, until 11:59 p.m. EST on March 21, 2025.

Allied will release its fourth quarter 2024 operational and financial results after the market closes on Wednesday, March 26, 2025. The Company will then host a conference call and webcast to review the results on Thursday, March 27, 2025, at 9:00 a.m. EST. Dial-in and webcast details will be released closer to the event.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Pro-forma AISC per gold ounce and

•	AISC per gold ounce sold;

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including AISC, do not have any standardized meaning prescribed under IFRS and, therefore, may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings, or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

PRO-FORMA AISC PER GOLD OUNCE AND AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs, mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. Pro-Forma AISC further includes adjusting items that are not reflective of normalized underlying operations. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met the criteria for capitalization under IFRS.

The Company discloses Pro-Forma AISC and AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore, may not be comparable to similar measures employed by other companies and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Pro-Forma AISC and AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold on a Pro-Forma basis and sold, respectively. Pro-Forma AISC further adjusts for any items that may not be reflective of current period operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, construction, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa, including the anticipated joint advancement of mining opportunities in Mali;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the timing and amount of estimated future production;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities; and
•	the effect of government regulations (or changes thereto)

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed in the Company Annual Information Form filed with the securities regulatory authorities in Canada and available at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.